04025071

AR/S

RE
12-31-03

APR · 2 2004

New Commerce BanCorp

2003 ANNUAL REPORT

Table of Contents

Letter to the Shareholders

Dear Fellow Shareholders, Clients, and Friends:

New Commerce BanCorp and its wholly owned subsidiary New Commerce Bank experienced significant growth in both earnings and assets in 2003. Earnings increased to $85,794 which is more than twice the earnings of 2002. Basic earnings per share increased to $0.09 per share from $0.04 per share in 2002. We believe that the growth of 2003 provides momentum to continue our growth in 2004.

Total assets increased $21.4 million to $85.0 million at December 31, 2003. Our loan portfolio increased 51% to $58.1 million at year end 2003 which was supported by corresponding deposit growth of 51% to $71.9 million at year end 2003.

Our performance is attributable to three key factors. Our team of bankers is very experienced in delivering excellent client service and is highly motivated to grow the number of financial service relationships at our company. Our strategic plan has proven to be a good road map to growth and success. Finally, the economy in the greater Greenville area and specifically the Golden Strip market has been significantly stronger than the national economy and conducive to growing the company.

We are encouraged by the results of 2003 and look forward to adding more individual, professional, and small business relationships as we work towards being recognized as the community financial service provider of choice in the Golden Strip area of Greenville County.

Thank you for your support, your business, and your friendship. If we can be a resource to you in providing financial services, please let us know.

Sincerely,



Marshall J. Collins, Jr.
Chairman of the Board of Directors



Frank W. Wingate
President and Chief Executive Officer

Financial Highlights

The following table sets forth certain selected financial data concerning New Commerce BanCorp and subsidiary as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. This information should be read in conjunction with the consolidated financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. (Dollar amounts are in thousands, except per share data.)

	2003	2002	2001	2000	1999[1]
Summary of Operations:					
Net interest income	**$ 2,259**	$ 1,971	$ 1,638	$ 1,205	$ 587
Provision for loan losses	**272**	110	118	116	196
Non-interest income	**647**	408	243	115	45
Non-interest expense	**2,498**	2,206	2,046	1,690	1,371
Income (loss) before income tax provision (benefit)[2]	**136**	62	(283)	(486)	(934)
Income tax provision (benefit)	**50**	24	95	148	266
Net income (loss)	**$ 86**	$ 38	$ (188)	$ (338)	$ (668)
Per Share Data:					
Basic earnings (loss) per share	**$ 0.09**	$ 0.04	$ (0.19)	$ (0.34)	$ (0.67)
Diluted earnings (loss) per share	**0.08**	0.04	(0.19)	(0.34)	(0.67)
Book value per share of common stock	**8.67**	8.84	8.76	8.81	9.01
Balance Sheet Data:					
Total assets	**$85,044**	$63,633	$51,631	$40,278	$27,547
Federal funds sold	**5,614**	3,342	1,026	-	5,838
Investment securities	**14,140**	14,023	15,690	13,620	3,985
Net loans	**57,318**	37,938	28,542	19,193	12,855
Total earning assets	**78,230**	56,282	45,966	33,380	23,149
Deposits	**71,876**	47,522	37,564	31,168	18,391
Federal Home Loan Bank advances	**3,750**	4,725	-	-	-
Other short-term borrowings	**-**	-	4,854	100	-
Shareholders' equity	**8,669**	8,839	8,758	8,808	9,012
Other Data:					
Net interest margin	**3.61%**	4.06%	4.13%	4.41%	5.37%
Gross loans to deposits - average	**87.30**	81.08	70.31	67.20	77.90
Allowance for loan losses to loans	**1.25**	1.28	1.40	1.50	1.50
Net charge-offs to average loans	**0.08**	0.07	0.02	0.12	0.00
Nonperforming assets	**0.92**	0.00	0.00	0.00	0.00
Shareholders equity to total assets	**10.19**	13.89	16.96	21.87	32.71
Capital ratios (Bank only):					
Tier 1 risk-based capital	**10.50**	14.47	17.47	26.30	49.70
Total risk-based capital	**11.56**	15.47	18.47	27.36	50.90
Leverage ratio	**9.44**	11.85	14.71	19.52	31.10

(1) Partial year data as the Company commenced business on May 17, 1999.

(2) Loss before income tax provision for 2001 included $122,670 in costs associated with the change in Chief Executive Officers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of New Commerce BanCorp and subsidiary. This commentary should be read in conjunction with the financial statements and the related notes and other statistical information included in this report.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission, including, without limitation:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- the level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- general economic conditions, either nationally or regionally and especially in primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

OVERVIEW

New Commerce BanCorp was incorporated in South Carolina on July 22, 1998 to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956 and the South Carolina Bank Holding Company Act, and to own and control all of the capital stock of New Commerce Bank, a nationally chartered commercial bank. New Commerce Bank conducts a general banking business in the Golden Strip area of Greenville, South Carolina. The bank currently has two full-service offices and provides banking services to individuals and businesses, including accepting demand and time deposits and making commercial and consumer loans.

SIGNIFICANT ACCOUNTING POLICIES

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Certain accounting policies involve significant judgments and assumptions by management. These judgments have a material impact on the carrying value of certain assets and liabilities. Management judgments and assumptions are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of these judgments, actual results could differ and could have a material impact on the carrying values of assets and liabilities and the results of operations. We believe that the allowance for loan losses methodology represents a significant accounting policy, which requires the most critical judgments and estimates used in preparation of our consolidated financial statements. Refer to the "Results of Operations – Provision for Loan Losses" as well as the "Balance Sheet Review – Loans and Allowance for Loan Losses" discussions below.

OFF-BALANCE SHEET RISK

In the ordinary course of business, we are a party to various contractual commitments not reflected on our balance sheet. These instruments represent unfunded commitments, not outstanding balances. Therefore, the risk associated with these financial instruments is referred to as "off-balance sheet risk." Financial instruments with off-balance sheet risk that we have outstanding consist of (1) commitments to extend credit and (2) standby letters of credit. Both involve elements of credit and interest rate risk not reflected on the balance sheet. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend money to a customer as long as there is no violation of any material condition established in the contract. All of our commitments have predetermined interest rates and fixed expiration dates. At December 31, 2003, our commitments to extend credit totaled approximately $10.2 million and all represented the unfunded portion of equity, working capital and general lines of credit. The unfunded portion had the same contractual terms reflected in the original note and security agreement. Approximately 28% of our total commitments had expiration dates of one year or less, while those expiring after one year through five years accounted for approximately 23% of the total. Those expiring after five years approximated 49% of the total. The majority of the commitments expiring after five years represented available balances on equity lines of credit.

At December 31, 2003, our outstanding standby letters of credit totaled $120,093 with expiration dates of one year or less. These letters of credit are assurances to third parties that they will not incur a loss if our customer fails to meet its contractual obligation. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in "Liquidity Management" below, we believe that we have adequate sources of liquidity to meet these obligations should the need arise. We are not involved in any other off-balance sheet contractual relationships or transactions, which could result in liquidity needs or impact earnings significantly nor do we have unconsolidated related entities.

RESULTS OF OPERATIONS

Overview

Net income for the year ended December 31, 2003 was $85,794, or $0.08 per diluted share, compared to net income of $37,528, or $0.04 per diluted share, for the year ended December 31, 2002. This was a $48,266, or $0.04 per diluted share, improvement in the net income and diluted earnings per share, respectively, over the prior year. This improvement in our earnings resulted primarily from an increase in the volume of earning assets and an increase in non-interest income. These factors which increased earnings were offset partially by a decrease in our net interest margin.

Net income for the year ended December 31, 2002 was $37,528, or $0.04 per diluted share, compared to net loss of $187,957, or $0.19 diluted per share, for the year ended December 31, 2001. This was a $225,485, or $0.23 per share, improvement in the net income and diluted earnings per share, respectively, over the prior year. This improvement in our earnings resulted primarily from an increase in the volume of earning assets, an increase in non-interest income, and the absence of the one-time expenses associated with our change in chief executive officers, which was approximately $81,000 (after taxes) in the year ended December 31, 2001.

Net Interest Income

The largest component of our income is net interest income, the difference between the income earned on assets and the interest expense on deposits and borrowings used to support such assets. Net interest margin is determined by dividing the annual net interest income by average earning assets.

For the year ended December 31, 2003, net interest income was $2.26 million, which represented a 15% increase from $1.97 million earned in the year ended December 31, 2002. The improvement in 2003 was attributable principally to an increase in the volume of earning assets, particularly in loans, and a decrease in the rate paid on our interest-bearing liabilities. The increase in the volume of earning assets was offset partially by an increase in the volume of interest-bearing liabilities, as well as a decrease in the yield on our earning assets. Net interest margin for 2003 was 3.61% compared to 4.06% in 2002.

For the year ended December 31, 2002, net interest income was $1.97 million, which represented a 20% increase from $1.64 million earned in the year ended December 31, 2001. The improvement in 2002 was attributable principally to an increase in the volume of earning assets, particularly in loans, and a decrease in the rate paid on our interest-bearing liabilities. The increase in the volume of earning assets was offset partially by an increase in the volume of interest-bearing liabilities, as well as a decrease in the yield on our earning assets. Net interest margin for 2002 was 4.06% compared to 4.13% in 2001.

See further details of the changes in and components of net interest income following under the headings: "Interest Income," "Interest Expense," "Average Balances, Yields, and Rates," and "Rate/Volume Analysis."

Interest Income

Interest income totaled $3.28 million in 2003 compared to $2.97 million in 2002, an increase of 10%. This increase resulted from the net effect of increased outstanding balances and a decrease in the yield of earning assets. Average earning assets were $62.5 million for 2003, with an average yield of 5.24%. In 2002, average earning assets and average yield were $48.5 million and 6.12%, respectively.

Loan interest income for the year ended December 31, 2003 totaled $2,580,516, compared to $2,055,409 in 2002. The annualized average yield on loans was 5.40% in 2003, compared to 6.32% in 2002. The decrease in yield in 2003 as compared to 2002 is primarily the result of the impact of decreases in prime rate in 2003 and late 2002 on our variable rate loan portfolio. In addition, our variable rate loan portfolio has increased to 76% of total loans at December 31, 2003 as compared to 72% at December 31, 2002. Due to the lower interest-rate risk inherent in variable-rate loans, their yield is on average less than that of fixed-rate loans. Turnover in our fixed rate portfolio also has contributed to the decrease in yield, as the yield on fixed rate loans now reflect the decreases in interest rates in 2001, 2002, and 2003. Average balances of loans increased to $47.8 million during the year ended December 31, 2003, an increase of $15.3 million over the average of $32.5 million during the year ended December 31, 2002. The increase in average balances offset the impact of the decrease in yield on interest income.

Interest earned on investment securities amounted to $655,917 in 2003 as compared to $876,674 earned in 2002, a decrease of $220,757. The decrease resulted from a decrease in the amount of investment securities held on average during 2003 as well as a decrease in their average yield. The average balance of investment securities was $12.6 million in 2003, a decrease of $1.8 million from the average balance of $14.4 million in 2002. Investment securities yielded 5.20% during the year ended December 31, 2003, compared to 6.09% during the previous year. This difference resulted from the effect of sales of securities held in the portfolio during 2003 and 2002 that had a higher yield than the average yield on the balance of the portfolio. In some cases, new securities with lower yields were purchased with proceeds of the sales. Also, accelerated principal repayments on mortgage-related securities have resulted in the lowering of our yield on investment securities as the proceeds of the repayments have been reinvested at lower current rates. Further, accelerated principal repayments on mortgage-related securities have accelerated the amortization of purchase premiums, which in turn have lowered their yields. The accelerated principal repayments on mortgage-related securities are largely the result of the refinancing of the underlying mortgages due to the current lower prevailing mortgage interest rates. See "Non-Interest Income" for further discussion of sales of investment securities.

Interest income totaled $2.97 million in 2002 compared to $3.10 million in 2001, a decrease of 4%. This decrease resulted from the net effect of a decrease in the yield and increased outstanding balances of earning assets. Average earning assets were $48.5 million for 2002, with an average yield of 6.12%. In 2001, average earning assets and average yield were $39.7 million and 7.76%, respectively.

The yield on our loan portfolio during 2002 was 6.32%, down from 8.04% in 2001. This was principally the result of the impact of the lower prime rate in effect for 2002, which decreased 475 basis points over the course of 2001. The prime rate was further lowered 50 basis points in November 2002. Not only did the actual lowering of the prime rate impact both the yield on variable-rate and fixed-rate loans in our loan portfolio, the proportion of variable-rate loans to total loans increased to 72% of total loans at December 31, 2002 as compared to 63% at December 31, 2001. The average balance of loans during 2002 was $32.5 million compared to $24.2 million in 2001, an increase of $8.3 million which served to offset the decrease in yield.

The yield on our investment portfolio during 2002 was 6.09%, down from 7.44% in 2001. This decrease resulted from certain callable investment securities being called in 2001 and reinvested at lower yields that were in effect for the entire year of 2002. Also, the proceeds from sales of investment securities and principal repayments received on mortgage-backed securities in 2002 were reinvested at lower rates.

Interest Expense

Interest expense totaled $1.02 million in 2003 compared to $1.00 million in 2002. This increase resulted from the effect of increased outstanding balances of interest-bearing liabilities, offset partially by a decrease in their average cost. Average interest-bearing liabilities were $52.4 million with an average cost of 1.94% in 2003, compared to $40.7 million and 2.45%, respectively in 2002.

Interest expense on deposits totaled $881,887 in 2003 compared to $861,469 in 2002. Average interest-bearing deposits were $47.8 million with an average cost of 1.85% in 2003, compared to $35.3 million and 2.44%, respectively in 2002. The decrease in cost resulted from decreases in rates paid on all accounts due the continued declining interest rate environment of 2003.

Interest expense totaled $1.00 million in 2002 compared to $1.44 million in 2001. This decrease resulted from the effect of a decrease in the average cost of interest-bearing liabilities, offset partially by increased outstanding balances. Average interest-bearing liabilities were $40.7 million with an average cost of 2.45% in 2002, compared to $32.8 million and 4.40%, respectively in 2001.

Interest expense on deposits totaled $861,469 in 2002 compared to $1,290,640 in 2001. Average interest-bearing deposits were $35.3 million with an average cost of 2.44% in 2002, compared to $29.0 million and 4.45%, respectively in 2001. The decrease in cost in 2002 also resulted from decreases in rates paid on all accounts due to the declining interest rate environment of 2002. Interest expense on repurchase agreements decreased due to a decrease in the rates paid, which was 2.35% in 2002 as compared to 4.02% in 2001.

Average Balances, Yields and Rates

The following table presents average earning assets and interest-bearing liabilities, net interest income and margin, and weighted average yields and rates on earning assets and interest-bearing liabilities for the years ended December 31, 2003 and 2002. Yields and rates are derived by dividing annual income or expense by the average balance of the corresponding asset or liability.

	2003			**2002**		
	Average Balance	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**
Earning assets:						
Loans	**$47,767,812**	**$2,580,516**	**5.40%**	$32,531,816	$2,055,409	6.32%
Investment securities	**12,624,654**	**655,917**	**5.20**	14,385,604	876,674	6.09
Federal funds sold	**1,664,244**	**18,873**	**1.13**	1,205,776	13,634	1.13
FHLB and FRB stock	**452,749**	**21,304**	**4.71**	373,166	22,476	6.02
Total interest-earning assets	**62,509,459**	**3,276,610**	**5.24**	48,496,362	2,968,193	6.12
Non-earning assets	**6,324,864**			6,398,266		
Total assets	**$68,834,323**			$54,894,628		
Interest-bearing liabilities:						
Deposits:						
Interest checking	**$ 3,718,767**	**25,573**	**0.69**	$ 3,090,722	30,452	0.99
Savings accounts	**789,165**	**4,827**	**0.61**	518,543	6,578	1.27
Money market accounts	**13,135,058**	**165,472**	**1.26**	13,229,891	221,653	1.68
Time deposits	**30,133,862**	**686,015**	**2.28**	18,496,714	602,786	3.26
Repurchase agreements	**-**	**-**	**-**	2,977,375	69,929	2.35
FHLB advances	**4,219,589**	**129,883**	**3.08**	1,816,884	53,716	2.96
Federal funds purchased	**394,338**	**5,915**	**1.50**	591,629	12,502	2.35
Total interest-bearing liabilities	**52,390,779**	**1,017,685**	**1.94**	40,721,758	997,616	2.45
Non-interest-bearing liabilities	**7,658,171**			5,383,353		
Total liabilities	**$60,048,950**			$46,105,111		
Net interest income and margin		**$2,258,925**	**3.61%**		$1,970,577	4.06%

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing rates and changing volume. The table below shows the effect which varying levels of earning assets and interest-bearing liabilities and associated yields and rates had on net interest income for 2003 and 2002. Changes in rate/volume were allocated to both in their proportions to the absolute value of each.

	2003 compared to 2002			2002 compared to 2001		
	Net Change in Interest Income/ Expense	Attributable to: Volume	Rate	Net Change in Interest Income/ Expense	Attributable to: Volume	Rate
Earning assets:						
Loans	**$ 525,107**	**$892,857**	**$(367,750)**	$ 107,231	$580,630	$(473,399)
Investment securities	**(220,757)**	**(99,402)**	**(121,355)**	(213,157)	(19,173)	(193,984)
Federal funds sold	**5,239**	**5,192**	**47**	(7,931)	15,304	(23,235)
FHLB and FRB stock	**(1,172)**	**4,268**	**(5,440)**	4,321	4,652	(331)
Total earning assets	**308,417**	**802,915**	**(494,498)**	(109,536)	581,413	(690,949)
Interest-bearing liabilities:						
Deposits:						
Interest checking	**(4,879)**	**5,253**	**(10,132)**	(27,277)	(7,418)	(19,859)
Savings accounts	**(1,751)**	**2,544**	**(4,295)**	329	2,814	(2,485)
Money market accounts	**(56,181)**	**(1,392)**	**(54,789)**	(174,045)	77,028	(251,073)
Time deposits	**83,229**	**322,084**	**(238,855)**	(228,178)	198,618	(426,796)
Repurchase agreements	**(69,929)**	**(34,965)**	**(34,964)**	(56,985)	(6,802)	(50,183)
FHLB advances	**76,167**	**72,497**	**3,670**	53,716	53,716	-
Federal funds purchased	**(6,587)**	**(3,564)**	**(3,023)**	(9,418)	690	(10,108)
Total interest-bearing liabilities	**20,069**	**362,457**	**(342,388)**	(441,858)	318,646	(760,504)
Net interest income	**$ 288,348**	**$440,458**	**$(152,110)**	$ 332,322	$262,767	$ 69,555

Provision for Loan Losses

The provision for loan losses is the charge to operating earnings that we believe to be necessary to maintain the allowance for loan losses at an adequate level. The amount charged to the provision is based on a review of past-due loans and delinquency trends, actual losses, classified and criticized loans, loan portfolio growth, concentrations of credit, economic conditions, historical charge-off activity and internal credit risk ratings. Loan charge-offs and recoveries are charged or credited directly to the allowance. The provision for loan losses was $271,632, $110,093, and $117,745 for the years ended December 31, 2003, 2002 and 2001, respectively. See "Balance Sheet Review – Loans and Allowance for Loan Losses."

Non-Interest Income

Non-interest income for the year ended December 31, 2003 was $647,018, an increase of $238,606, or 58% compared to $408,412 in 2002. The largest component of this increase is the increase in service charges on deposit accounts which was $243,740 in 2003 compared to $130,953 in 2002, an increase of $112,787. This increase is the result of increased deposit account fees associated with the growth in deposit accounts and fee income attributable to the implementation of an overdraft protection product on our checking accounts during 2003. Mortgage brokerage income was $220,283 in 2003 compared to $142,267 in 2002, an increase of $78,016. This increase was indicative of the refinancing and purchase money activity associated with the continued declining interest rate environment that existed in much of 2003. Gain on sale of investments was $125,261 in 2003 compared to $87,826 in 2002, an increase of $37,435 over the prior year. We sell securities from time to time for various reasons including liquidity needs, changes in credit quality, and market valuation factors. Since the principal purpose of our investment portfolio is liquidity management and not to derive income from trading activity, we consider securities gains as nonrecurring items. Currently, we have no plans to sell additional securities.

Non-interest income for the year ended December 31, 2002 was $408,412, an increase of $165,298, or 68%, over the $243,114 in 2001. Service charges on deposit accounts in 2002 totaled $130,953 as compared to $78,031 in 2001. The increase in service charge income was primarily the result of the growth in deposit balances in 2002. The second largest component of the increase in non-interest income was a gain of $87,826 from the sale of investment securities. Also contributing to the increase in non-interest income was mortgage brokerage income of $142,267, which increased by $30,638 in 2002 as compared to $111,629 in 2001. This increase was the result of increased refinancing and purchase money activity associated with the declining interest rate environment in 2002.

Non-Interest Expense

Non-interest expense for the year ended December 31, 2003 was $2,498,519, compared to $2,206,868 in the previous year. The largest component of this increase of $291,651, or 13%, was in salaries and benefits which is the largest component of non-interest expense. Salaries and benefits increased by $139,226 to $1,354,672 in 2003 from $1,215,446 in 2002. This increase is the result of annual raises and the hiring of additional staff since the prior year as well as an increase in commissions paid on mortgage loan originations in 2003 due to increased mortgage origination income as previously discussed. Marketing increased by $44,322 to $80,371 in 2003 from $36,049 in 2002. This increase is the result of the retention of a marketing consultant who assisted us in developing new marketing material and several print media and direct mail marketing campaigns. Other expense increased by $53,871 to $374,392 in 2003 from $320,521 in 2002, which was due principally to expenses related to start-up costs, administrative costs, and losses associated with the overdraft protection product implemented in 2003, increased accounting and auditing expenses, and other increases associated with the growth of the Company.

Non-interest expense for the year ended December 31, 2002 and 2001 was $2,206,868 and $2,046,387, respectively. The increase of $160,481, or 8%, in 2002 consisted principally of increases in salaries and benefits, occupancy, and other operating categories of non-interest expense and a decrease in chief executive officer transition costs.

For the year ended December 31, 2002, salaries and benefits amounted to $1,215,446, compared to $1,051,144 in 2001. This increase of $164,302, or 16%, was attributable to the hiring of a senior lending officer in March 2002, the hiring of a retail banking manager in April 2002, increased compensation of our chief executive officer, increased commissions to our mortgage loan originator, normal merit pay increases during the year, and an increase in our medical insurance premium. The compensation increase was slightly offset by the absence of the salary of our chief financial officer for approximately two months. However, that reduction of salary was offset by payments for contracted services for interim accounting staff until a new chief financial officer was hired. Those costs are included in other expenses further discussed below.

Occupancy costs for 2002 totaled $355,956, compared to $318,256 in 2001. This increase of $37,700, or 12%, was attributable to increased costs of maintenance contracts on our banking equipment, increased property taxes, increased depreciation on banking equipment, and increased maintenance and repairs. Other operating expenses increased by $68,182, or 27%, to $320,521 in 2002 from $252,339 in 2001. This increase consisted principally of contracted services for interim accounting staff, a loss recorded on equipment as the result of upgrading certain hardware and software, and increased costs associated with internal auditing.

BALANCE SHEET REVIEW

At December 31, 2003, assets totaled $85.0 million, an increase of $21.4 million, or 34% from $63.6 million at December 31, 2002. The increase was comprised principally of an increase in net loans, and to a lesser extent, federal funds sold and investment securities. Total liabilities increased by $21.6 million, or 39%, to $76.4 million at December 31, 2003 from $54.8 million at December 31, 2002. The increase in liabilities was comprised principally of an increase in deposits and was slightly offset by decreases in drafts outstanding and advances from Federal Home Loan Bank.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and due from banks and federal funds sold. These are short-term, highly liquid balances that are used to fund operations, including projected funding of loans. These balances totaled $8.2 million at December 31, 2003 as compared to $6.4 million at December 31, 2002.

Investment Securities

At December 31, 2003, investment securities totaled $14.1 million and represented 18% of earning assets compared to a total of $14.0 million or 25% of earning assets at December 31, 2002. We invest primarily in U.S. Government agency securities, government-sponsored agency securities, mortgage-backed securities, collateralized mortgage obligations and corporate bonds. The majority of our investment securities are classified as available for sale and are carried at estimated fair value. The remaining investment securities are classified as held to maturity and are carried at amortized cost.

Contractual maturities and yields on our investment securities at December 31, 2003 and 2002 are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Security Type	Within One Year	Yield	After One but Within Five Years	Yield	After Five but Within Ten Years	Yield	After Ten Years	Yield
December 31, 2003:								
Federal agency	$ -	-%	$ 1,488,315	3.41%	$ -	-%	$ -	-%
Mortgage-backed	1,047,831	5.29	3,372,339	4.13	2,584,045	4.05	1,830,215	4.17
Collateralized mortgage obligations	88,210	4.29	591,852	4.28	283,370	4.28	-	-
Corporate	-	-	2,297,419	6.92	-	-	500,000	9.00
Total	$1,136,041		$ 7,749,925		$2,867,415		$2,330,215	
December 31, 2002:								
Federal agency	$ -	-%	$ 199,001	4.20%	$ 717,456	7.20%	$ -	-%
Mortgage-backed	1,578,794	5.05	3,401,071	5.02	1,888,681	4.80	1,838,147	5.27
Collateralized mortgage obligations	1,009,323	8.89	134,048	9.51	-	-	-	-
Corporate	-	-	2,294,724	6.92	-	-	500,000	9.00
Total	$ 2,588,117		$ 6,028,844		$2,606,137		$2,338,147	

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank ("FRB"). No ready market exists for these stocks and they have no quoted market values. However, redemptions of these stocks historically have been at par value, therefore they are carried at cost. These stocks generally are pledged against any borrowings from these institutions. These investments are shown on the balance sheet in separate captions.

Loans and Allowance for Loan Losses

Outstanding loans represent the largest component of earning assets. At December 31, 2003, outstanding loans totaled $58.1 million, an increase of $19.6 million, or 51%, over the $38.5 million reported at December 31, 2002. Outstanding loans represented 74% and 68% of total earning assets, at December 31, 2003 and 2002, respectively. The following table summarizes the composition of the loan portfolio at December 31, 2003 and 2002.

	2003		2002	
	Amount	Percent	Amount	Percent
Commercial	$10,839,018	18.7%	$ 6,462,271	16.8%
Real estate - construction	1,808,757	3.1	1,781,866	4.6
Real estate - mortgage	37,552,982	64.6	24,760,074	64.4
Consumer	7,904,374	13.6	5,474,605	14.2
Total loans	58,105,131	100.0%	38,478,816	100.0%
Allowance for loan losses	(725,527)		(492,000)	
Deferred loan costs, net	(61,438)		(49,279)	
Net loans	$57,318,166		$37,937,537	

There are risks inherent in making loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and risks resulting from uncertainties about the future value of collateral on loans. To address these risks, we have developed policies and procedures to identify and evaluate the overall quality of our credit portfolio and the timely identification of potentially problem loans.

We maintain an allowance for loan losses, which we establish through charges in the form of a provision for loan losses on our statement of operations. We charge loan losses and credit recoveries directly to this allowance. We attempt to maintain the allowance at a level that will be adequate to provide for potential losses in our loan portfolio. We consider a number of factors in determining the level of this allowance, including the total amount of outstanding loans, the amount of past due loans, historic loan loss experience, general economic conditions and the assessment of risk elements in our portfolio. The assessment of risk in our portfolio includes the identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of problem loans. We use a classification system to identify and evaluate loans that are currently problematic and those that we believe have the potential to be in the future (collectively referred to as "classified loans").

Our evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant change. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. Further, the allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

Generally, loans are placed on non-accrual status when they become 90 days past due, or when management believes that the borrower's financial condition is such that collection of the loan is doubtful. Interest stops accruing when a loan is placed on non-accrual status. Payments of interest on these loans are recognized when received. The following is an analysis of non-performing loans at December 31, 2003 and 2002.

	2003	2002
Non-accrual loans:		
Commercial	**$ 72,100**	$ -
Real estate - mortgage	**464,000**	-
Total non-accrual loans	**$ 536,100**	$ -

The non-accrual loans identified above are included in the total of our classified loans. The total of classified loans at December 31, 2003 and 2002 were $1,098,200 and $700, respectively.

Below is an analysis of the allowance for loan losses for the years ended December 31, 2003 and 2002.

	2003	2002
Allowance for loan losses, beginning of year	**$ 492,000**	$ 405,000
Provision for loan losses	**271,632**	110,093
Charge-offs:		
Consumer loans	**(5,349)**	(23,093)
Real estate - mortgage	**(32,756)**	-
Allowance for loan losses, end of year	**$ 725,527**	$ 492,000
Allowance for loan losses to loans outstanding	**1.25%**	1.28%
Net charge-offs to average loans	**0.08%**	0.07%

The following table allocates the allowance for loan losses by loan category at December 31, 2003 and 2002. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	2003		2002	
	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans
Commercial	$ 234,104	18.7%	$ 100,000	16.8%
Real estate - construction	21,700	3.1	85,000	4.6
Real estate - mortgage	429,924	64.6	200,000	64.4
Consumer	39,799	13.6	107,000	14.2
Total allowance for loan losses	$ 725,527	100.0%	$ 492,000	100.0%

There was no other real estate owned or repossessed collateral at December 31, 2003 and 2002.

The following table summarizes loan maturities, by type, at December 31, 2003 and 2002. The information in the table is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewals of such loans are subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected below depending on prime rate movement and because borrowers have the right to prepay obligations with or without prepayment penalties.

	One Year or Less	After One but Within Five Years	After Five Years	Total
December 31, 2003:				
Commercial	$ 6,305,010	$ 3,115,169	$ 1,418,839	$10,839,018
Real estate - construction	756,445	1,052,312	-	1,808,757
Real estate - mortgage	8,156,834	28,812,270	583,878	37,552,982
Consumer	1,184,357	1,374,376	5,345,641	7,904,374
Total loans	$16,402,646	$34,354,127	$ 7,348,358	$58,105,131
Loans maturing after one year with:				
Fixed interest rates				$10,109,267
Floating interest rates				$31,593,218
December 31, 2002:				
Commercial	$ 3,564,635	$ 2,897,636	$ -	$ 6,462,271
Real estate - construction	1,781,866	-	-	1,781,866
Real estate - mortgage	2,606,861	18,865,786	3,287,427	24,760,074
Consumer	576,254	1,152,904	3,745,447	5,474,605
Total loans	$ 8,529,616	$22,916,326	$ 7,032,874	$38,478,816
Loans maturing after one year with:				
Fixed interest rates				$ 9,284,252
Floating interest rates				$20,664,948

Deposits

Deposits are our primary source of funds for loans and investments. Total deposits were $71.9 million at December 31, 2003, an increase of $ 24.4 million, or 51%, over the $47.5 million reported at December 31, 2002. The following is a table of deposits by category at December 31, 2003 and 2002.

	2003		2002	
	Amount	Percent of Total	Amount	Percent of Total
Non-interest bearing	**$ 12,117,998**	**16.9%**	$ 4,877,681	10.3%
Interest bearing checking	**4,650,485**	**6.5**	3,332,544	7.0
Money market	**13,254,094**	**18.4**	17,279,741	36.4
Savings	**931,551**	**1.3**	564,582	1.2
Time deposits less than $100,000	**12,640,640**	**17.6**	10,707,188	22.5
Time deposits of $100,000 or more	**28,281,187**	**39.3**	10,760,269	22.6
Total deposits	**$71,875,955**	**100.0%**	$47,522,005	100.0%

Core deposits, which consist of local demand deposits and time deposits of less than $100,000, provide a relatively stable funding source for our lending and investing activities. Our core deposits totaled $39.9 million, or 55% of total deposits, at December 31, 2003 compared to $36.8 million, or 77% of total deposits, at December 31, 2002. Time deposit balances over $100,000 and deposits obtained from outside the market area are not considered core deposits because their retention can be expected to be heavily influenced by rates offered at renewal. At December 31, 2003 the total of deposits outside of the bank's primary market totaled $22.0 million. Due to the developed national market for certificates of deposit, we anticipate being able to either renew or replace the deposits obtained outside of the market area when they mature, however, no assurance can be given that we will be able to replace these deposits with the same terms.

The maturity distribution of our time deposits of $100,000 or more at December 31, 2003 is shown in the following table.

Three months or less	**$11,935,144**
Over three through six months	**13,758,877**
Over six through twelve months	**1,858,484**
Over twelve months	**728,682**
Total	**$28,281,187**

Other Borrowings

We maintain federal funds lines of credit with correspondent banks to meet short-term liquidity needs. As a member of the FHLB, we have access to borrowings through various FHLB programs. At December 31, 2003 and 2002, there were no short-term borrowings outstanding. At December 31, 2003, there were $3.8 million of FHLB advances outstanding at fixed rates of 2.65% - 3.78% (with a weighted average rate of 3.22%) having maturities ranging from approximately 8 months to 3 years and there were investment securities with a market value of approximately $5.1 million pledged as collateral. At December 31, 2002, there were $4.7 million of FHLB advances outstanding at fixed rates of 2.03% - 3.78% (with a weighted average rate of 2.98%) having maturities ranging from approximately 3 months to 4 years and there were investment securities with a market value of approximately $5.4 million pledged as collateral. See "Liquidity and Capital Resources" for additional details of our borrowing arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. We must maintain adequate liquidity to respond to short-term deposit withdrawals, maturities of short-term borrowings, loan demand and payment of operating expenses.

At December 31, 2003, our liquid assets, consisting of cash and due from banks and federal funds sold, net of drafts outstanding totaled $7.8 million. Investment securities that have not been pledged as security for deposits and other borrowings, classified as available for sale, provide a secondary source of liquidity because they can be converted to cash in a timely manner. These non-pledged securities had a market value of $4.4 million at December 31, 2003. Our ability to raise additional deposits and to borrow funds also serves additional liquidity sources. Our regulatory capital ratios are at levels that support continued leveraging through continued expansion of our deposit base and additional borrowings. We maintain federal funds lines of credit totaling $9.1 million with correspondent banks. Advances under these agreements are unsecured and are limited to terms ranging from 5 to 30 days. These banks have reserved the right to withdraw these lines at their option. We have an approved credit limit of approximately $17.0 million with the FHLB, with $13.3 million unused at December 31, 2003. Further advances from the FHLB are limited to available collateral acceptable to the FHLB which at December 31, 2003, consisted of non-pledged investment securities and FHLB stock.

We plan to meet our future cash needs through maturities of loans, maturities and cash flows from investment securities, expansion of our deposit base, and other borrowings.

At December 31, 2003, unfunded commitments to extend credit were approximately $10.2 million and outstanding letters of credit were $120,093. No material capital expenditures are planned in 2004.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0 % to 100 %. The Federal Reserve guidelines also contain an exemption from the capital requirements for bank holding companies with less than $150 million in consolidated assets. Because New Commerce BanCorp has less than $150 million in assets, it currently is not subject to these guidelines. However, New Commerce Bank falls under these rules as set by bank regulatory agencies.

Under the capital adequacy guidelines, capital is classified into two tiers. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the general reserve for loan losses subject to certain limitations.

The qualifying capital base for purposes of the risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The bank is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

The bank exceeded the minimum capital requirements set by the regulatory agencies at December 31, 2003 and 2002. The following is a table that reflects the leverage and risk-based regulatory capital ratios of the bank at December 31, 2003 and 2002.

	2003		2002	
	Actual	**Minimum**	**Actual**	**Minimum**
Total capital (to risk-weighted assets)	**11.6%**	**8.0%**	15.5%	8.0%
Tier 1 capital (to risk-weighted assets)	**10.5**	**4.0**	14.5	4.0
Tier 1 capital (to average assets)	**9.4**	**4.0**	11.9	4.0

INTEREST RATE SENSITIVITY

Interest rate sensitivity is defined as the exposure to variability in net interest income resulting from changes in market-based interest rates. Asset/liability management is the process by which we monitor and control the mix, maturities and interest sensitivity of our assets and liabilities. Asset/liability management seeks to ensure adequate liquidity and capital while maintaining an appropriate balance between interest-sensitive assets and liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. We believe that interest rate risk management becomes increasingly important in an interest rate environment and economy such as the one that we are currently experiencing.

As a part of our measurement of interest rate sensitivity, we use a "gap" analysis, which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given time period. However, since interest rates and yields on various interest sensitive assets and liabilities do not all adjust in the same degree when there is a change in prevailing interest rates (such as prime rate), the traditional gap analysis is only a general indicator of rate sensitivity and net interest income volatility. Also, net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities. Therefore, we also contract with a third-party to assist in the preparation of a rate sensitivity model which applies rate sensitivity measures to assets and liabilities that will reprice within one year at assumed upward and downward shifts in prime rate. From our latest analysis, we have estimated that net interest income over a one-year timeframe generally would decrease with a decrease in prime rate and increase with an increase in prime rate. The estimates, using a 100 basis point shift in prime rate downward and upward, shows an effect on net interest income of approximately minus $120,000 and plus $70,000, respectively. These numbers are to be taken as general indications only, in that they were derived from a methodology that utilizes numerous assumptions about sensitivities of various assets and liabilities to changes in interest rates. These estimates are used as a guide by management, recognizing that model risk is always present whenever assumptions of the future must be made. Actual results may differ from the estimates should there be changes in interest rates.

Interest sensitivity is monitored and managed by our management and a committee consisting of certain members of management and our board of directors. We believe that the current level of interest sensitivity is acceptable and manageable considering our business plan, capital level and other factors.

The following table presents our gap analysis as of December 31, 2003 and 2002. The difference between rate-sensitive assets and rate sensitive liabilities is shown below as the "period interest-sensitive gap."

	Within Three Months	After Three but Within Twelve Months	After One but Within Five Years	After Five Years	Total
December 31, 2003:					
Earning assets:					
Loans, gross	**$44,244,125**	**$ 2,775,033**	**$10,763,416**	**$ 322,557**	**$58,105,131**
Investment securities	**1,109,094**	**1,316,290**	**6,460,582**	**5,197,630**	**14,083,596**
Federal funds sold	**5,613,657**	**-**	**-**	**-**	**5,613,657**
FHLB and FRB stock	**433,150**	**-**	**-**	**-**	**433,150**
Total earning assets	**51,400,026**	**4,091,323**	**17,223,998**	**5,520,187**	**78,235,534**
Interest-bearing liabilities:					
Deposits:					
Interest checking	**4,650,485**	**-**	**-**	**-**	**4,650,485**
Savings accounts	**931,551**	**-**	**-**	**-**	**931,551**
Money market accounts	**13,254,094**	**-**	**-**	**-**	**13,254,094**
Time deposits	**15,292,264**	**20,446,443**	**5,183,120**	**-**	**40,921,827**
FHLB advances	**-**	**1,250,000**	**2,500,000**	**-**	**3,750,000**
Total interest-bearing liabilities	**34,128,394**	**21,696,443**	**7,683,120**	**-**	**63,507,957**
Period interest-sensitive gap	**$17,271,632**	**$(17,605,120)**	**$ 9,540,878**	**$ 5,520,187**	**$14,727,577**
Cumulative interest-sensitive gap	**$17,271,632**	**$ (333,488)**	**$ 9,207,390**	**$14,727,577**	
Ratio of cumulative interest-sensitive gap to earning assets	**22.1%**	**(0.4)%**	**11.8%**	**18.8%**	
December 31, 2002:					
Earning assets:					
Loans, gross	$27,832,860	$ 811,480	$ 8,728,319	$ 1,106,157	$38,478,816
Investment securities	570,621	2,017,496	6,746,300	4,226,828	13,561,245
Federal funds sold	3,342,348	-	-	-	3,342,348
FHLB and FRB stock	487,250	-	-	-	487,250
Total earning assets	32,233,079	2,828,976	15,474,619	5,332,985	55,869,659
Interest-bearing liabilities:					
Deposits:					
Interest checking	3,332,544	-	-	-	3,332,544
Savings accounts	564,582	-	-	-	564,582
Money market accounts	17,279,741	-	-	-	17,279,741
Time deposits	5,046,779	14,707,431	1,713,247	-	21,467,457
FHLB advances	325,000	650,000	3,750,000	-	4,725,000
Total interest-bearing liabilities	26,548,646	15,357,431	5,463,247	-	47,369,324
Period interest-sensitive gap	$ 5,684,433	$(12,528,455)	$10,011,372	$ 5,332,985	$ 8,500,335
Cumulative interest-sensitive gap	$ 5,684,433	$ (6,844,022)	$ 3,167,350	$ 8,500,335	
Ratio of cumulative interest-sensitive gap to earning assets	10.2%	(12.2)%	5.7%	15.2%	

IMPACT OF INFLATION

The assets and liabilities of financial institutions such as ours are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and changing prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, we seek to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those, which may result from inflation.

RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards and pronouncements of a recent nature are discussed in Notes to Consolidated Financial Statements, Note 1 - Summary of Significant Accounting Policies. Other accounting standards that have been issued or proposed by authoritative standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
New Commerce BanCorp and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of ***New Commerce BanCorp and Subsidiary*** (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ***New Commerce BanCorp and Subsidiary*** at December 31, 2003 and 2002 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis LLC

Greenville, South Carolina
January 16, 2004

NEW COMMERCE BANCORP AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets:		
Cash and due from banks	**$ 2,605,113**	$ 3,017,238
Federal funds sold	**5,613,657**	3,342,348
Total cash and cash equivalents	**8,218,770**	6,359,586
Investment securities, available for sale	**13,180,671**	12,736,310
Investment securities, held to maturity (fair value of $987,890 in 2003 and $1,371,222 in 2002)	**959,035**	1,286,650
Federal Reserve Bank stock	**220,650**	237,250
Federal Home Loan Bank stock	**212,500**	250,000
Loans, net	**57,318,166**	37,937,537
Property and equipment, net	**4,200,681**	4,232,820
Accrued interest receivable	**301,723**	251,725
Other assets	**431,932**	341,221
Total assets	**$ 85,044,128**	$ 63,633,099
Liabilities and Shareholders' Equity:		
Liabilities:		
Deposits	**$ 71,875,955**	$ 47,522,005
Advances from Federal Home Loan Bank	**3,750,000**	4,725,000
Drafts outstanding	**439,704**	2,289,560
Other liabilities	**309,102**	257,429
Total liabilities	**76,374,761**	54,793,994
Shareholders' Equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued	**-**	-
Common stock, $.01 par value, 10,000,000 shares authorized, 1,000,000 issued and outstanding	**10,000**	10,000
Additional paid-in capital	**9,741,658**	9,741,658
Retained deficit	**(1,117,638)**	(1,203,432)
Accumulated other comprehensive income	**35,347**	290,879
Total shareholders' equity	**8,669,367**	8,839,105
Total liabilities and shareholders' equity	**$ 85,044,128**	$ 63,633,099

See accompanying notes to consolidated financial statements.

NEW COMMERCE BANCORP AND SUBSIDIARY

Consolidated Statements of Operations

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest Income:			
Interest and fees on loans	$ 2,580,516	$ 2,055,409	$ 1,948,178
Investment securities	677,221	899,150	1,107,986
Federal funds sold	18,873	13,634	21,565
Total interest income	3,276,610	2,968,193	3,077,729
Interest Expense:			
Deposits	881,887	861,469	1,290,640
Securities sold under agreements to repurchase	-	69,929	126,914
Advances from Federal Home Loan Bank	129,883	53,716	-
Federal funds purchased	5,915	12,502	21,920
Total interest expense	1,017,685	997,616	1,439,474
Net Interest Income	2,258,925	1,970,577	1,638,255
Provision for Loan Losses	271,632	110,093	117,745
Net Interest Income After Provision for Loan Losses	1,987,293	1,860,484	1,520,510
Non-Interest Income:			
Service fees on deposit accounts	243,740	130,953	78,031
Mortgage brokerage income	220,283	142,267	111,629
Gain on sale of investment securities	125,261	87,826	-
Other	57,734	47,366	53,454
Total non-interest income	647,018	408,412	243,114
Non-Interest Expense:			
Salaries and benefits	1,354,672	1,215,446	1,051,144
Occupancy, furniture and equipment	388,550	355,956	318,256
Data processing	192,934	184,876	178,302
Marketing	80,371	36,049	42,999
Printing, supplies and postage	107,600	94,020	80,677
Other operating	374,392	320,521	252,339
Chief Executive Officer transition costs	-	-	122,670
Total non-interest expense	2,498,519	2,206,868	2,046,387
Income (Loss) Before Income Taxes	135,792	62,028	(282,763)
Income Tax Provision (Benefit)	49,998	24,500	(94,806)
Net Income (Loss)	$ 85,794	$ 37,528	$ (187,957)
Basic Earnings (Loss) per Share	$ 0.09	$ 0.04	$ (0.19)
Diluted Earnings (Loss) per Share	$ 0.08	$ 0.04	$ (0.19)
Weighted Average Shares Outstanding - Basic	1,000,000	1,000,000	1,000,000
Weighted Average Shares Outstanding - Diluted	1,018,961	1,014,473	1,000,000

See accompanying notes to consolidated financial statements.

NEW COMMERCE BANCORP AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

Years Ended December 31, 2003, 2002 and 2001

	Common Stock		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2000	1,000,000	$ 10,000	$9,741,658	$ (1,053,003)	$ 109,160	$8,807,815
Net loss	-	-	-	(187,957)	-	(187,957)
Other comprehensive income, net of tax:						
Unrealized gains on securities available for sale, net of tax effect of $55,940	-	-	-	-	138,334	138,334
Comprehensive loss	-	-	-	-	-	(49,623)
Balance, December 31, 2001	1,000,000	10,000	9,741,658	(1,240,960)	247,494	8,758,192
Net income	-	-	-	37,528	-	37,528
Other comprehensive income, net of tax:						
Unrealized gains on securities available for sale, net of tax effect of $76,135	-	-	-	-	98,715	-
Reclassification of net gain on securities available for sale included in net income, net of tax effect of $32,496	-	-	-	-	(55,330)	-
Other comprehensive income					43,385	43,385
Comprehensive income	-	-	-	-	-	80,913
Balance, December 31, 2002	1,000,000	10,000	9,741,658	(1,203,432)	290,879	8,839,105
Net income	-	-	-	**85,794**	-	**85,794**
Other comprehensive income, net of tax:						
Unrealized losses on securities available for sale, net of tax effect of $103,728	-	-	-	-	**(176,618)**	-
Reclassification of net gain on securities available for sale included in net income, net of tax effect of $46,347	-	-	-	-	**(78,914)**	-
Other comprehensive loss					**(255,532)**	**(255,532)**
Comprehensive loss	-	-	-	-	-	**(169,738)**
Balance, December 31, 2003	**1,000,000**	**$ 10,000**	**$9,741,658**	**$(1,117,638)**	**$ 35,347**	**$8,669,367**

See accompanying notes to consolidated financial statements.

NEW COMMERCE BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Operating Activities:			
Net income (loss)	$ **85,794**	$ 37,528	$ (187,957)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	**271,632**	110,093	117,745
Deferred income tax provision (benefit)	**40,626**	22,800	(94,806)
Depreciation	**183,063**	162,918	156,935
Net (accretion) amortization of (discounts) premiums on investment securities	**16,396**	(39,613)	(65,395)
Gain on sale of investment securities available for sale	**(125,261)**	(87,826)	-
Loss on disposal of property and equipment	**-**	22,269	-
(Increase) decrease in other assets	**(31,260)**	44,600	18,285
Increase (decrease) in other liabilities	**51,673**	(45,851)	100,635
Net cash provided by (used for) operating activities	**492,663**	226,918	45,442
Investing Activities:			
Increase in loans, net	**(19,652,261)**	(9,505,467)	(9,467,069)
Purchase of investment securities available for sale	**(9,597,326)**	(7,842,977)	(13,742,199)
Purchase of investment securities held to maturity	**-**	(698,688)	-
Redemption of Federal Reserve Bank stock	**16,600**	-	-
Redemption (purchase) of Federal Home Loan Bank stock	**37,500**	(184,600)	(27,200)
Proceeds from principal payments on investment securities available for sale	**3,144,369**	2,674,051	2,428,807
Proceeds from principal payments on investment securities held to maturity	**344,703**	140,989	118,325
Proceeds from sale or call of investment securities available for sale	**5,694,766**	7,607,672	9,400,000
Purchase of property and equipment	**(150,924)**	(50,128)	(51,462)
Net cash used for investing activities	**(20,162,573)**	(7,859,148)	(11,340,798)
Financing Activities:			
Increase in deposits, net	**24,353,950**	9,958,407	6,754,098
Advances from Federal Home Loan Bank	**900,000**	5,000,000	-
Repayment of advances from Federal Home Loan Bank	**(1,875,000)**	(275,000)	-
Net (decrease) increase in securities sold under agreements to repurchase	**-**	(4,854,000)	4,854,000
Increase (decrease) in drafts outstanding	**(1,849,856)**	2,138,073	(206,771)
Net decrease in federal funds purchased	**-**	-	(100,000)
Net cash provided by financing activities	**21,529,094**	11,967,480	11,301,327
Net Increase in Cash and Cash Equivalents	**1,859,184**	4,335,250	5,971
Cash and Cash Equivalents, Beginning of Year	**6,359,586**	2,024,336	2,018,365
Cash and Cash Equivalents, End of Year	$ **8,218,770**	$ 6,359,586	$ 2,024,336
Supplemental Disclosures of Cash Flow Information:			
Cash Paid For:			
Interest	$ **987,040**	$ 993,542	$ 1,396,589
Income Taxes	$ **1,908**	$ -	$ -

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - New Commerce BanCorp (the "Holding Company"), was incorporated under the laws of the State of South Carolina in 1998 for the purpose of operating as a bank holding company for New Commerce Bank (the "Bank"). The Bank provides full commercial banking services to customers and is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Holding Company is subject to the regulation of the Federal Reserve Board.

Basis of Presentation - The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, the Bank (collectively referred to as the "Company"). All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Nature of Operations and Concentrations of Credit Risk - The Company's principal business activities are conducted through the Bank, which is engaged in the business of accepting demand and time deposits and providing loans to individuals and businesses. The Company's business is limited primarily to Greenville and adjacent counties in the northwestern area of South Carolina. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Disclosure Regarding Segments - The Company reports as one operating segment, as the chief operating decision-maker reviews the results of operations of the Company as a single enterprise.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term interest bearing deposits and federal funds sold. Cash and cash equivalents have an original maturity of three months or less.

Investment Securities - Investments in debt and equity securities are classified into three categories:

Available for Sale Securities: These are debt and equity securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as a separate component of shareholders' equity, net of income taxes.

Held to Maturity Securities: These are debt securities which the Company has the intent and ability to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.

Trading Securities: These are debt and equity securities which are bought and held principally for the purpose of selling in the near term. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains or losses on dispositions of investment securities are determined on a trade date basis and are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized or accreted into interest income by a method that approximates a level yield.

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank ("FRB"). No ready market exists for these stocks and they have no quoted market values. However, redemptions of these stocks historically have been at par value, therefore they are carried at cost. These stocks generally are pledged against any borrowings from these institutions.

Loans, Interest, and Fee Income on Loans - Loans are stated at the principal balance outstanding and reduced by the allowance for loan losses and net deferred loan origination fees. Loan origination fees and certain direct loan origination costs are deferred and the net amount is accreted as an adjustment of the related loan's yield over the contractual life of the loan. Interest income is recognized over the term of the loan based on the contractual interest rate and the principal balance outstanding.

Loans generally are placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. Interest payments received after a loan is placed in non-accrual status are applied as principal reductions until such time the loan is returned to accrual status. Generally, a loan is returned to accrual status when the loan is brought current and the collectibility of principal and interest no longer is in doubt.

Allowance for Loan Losses - The Company provides for loan losses using the allowance method. Provisions for loan losses are added to the allowance through charges to operating expenses. Loans which are determined to be uncollectible are charged against the allowance and recoveries on loans previously charged off are added to the allowance. The provision for loan losses is the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, delinquency trends, and prevailing and anticipated economic conditions. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is considered to be impaired when full payment according to the terms of the loan agreement is not probable or when the terms of a loan are modified. The fair value of impaired loans may be determined based upon the present value of expected cash flows discounted at the loan's effective interest rate, the market price of the loan, if available, or value of the underlying collateral if the loan is collateral-dependent. If a loan is determined to be impaired, a portion of the allowance for loan losses is allocated specifically to each impaired loan. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in income from operations.

Drafts Outstanding - The Company invests any excess funds on a daily basis by depositing the excess in other banks. The amount invested includes amounts outstanding for disbursement checks, and accordingly, outstanding checks are reported as a liability.

Advertising - Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income Taxes - The asset and liability approach is utilized to account for income taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying values and the tax bases of assets and liabilities, as well as net operating loss carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. A current tax asset or liability is recognized for taxes that are presently payable.

Stock-Based Compensation - The Company has two stock-based employee compensation plans which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all stock options and warrants granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Years Ended December 31,		
	2003	**2002**	**2001**
Net income (loss) as reported	**$ 85,794**	$ 37,528	$(187,957)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related income tax effect	**34,573**	30,732	32,222
Pro forma net income (loss)	**$ 51,221**	$ 6,796	$(220,179)
Earnings (loss) per share:			
Basic as reported	**$ 0.09**	$ 0.04	$ (0.19)
Diluted as reported	**$ 0.08**	$ 0.04	$ (0.19)
Basic and diluted – pro forma	**$ 0.05**	$ 0.01	$ (0.22)

Earnings (Loss) Per Share **-** Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares consist solely of dilutive stock options determined by the treasury stock method using the average market price of the shares during the period. Potential common shares for the years ended December 31, 2003, 2002 and 2001 were 18,961, 14,473, and 0, respectively.

Comprehensive Income (Loss) **-** Comprehensive income (loss) consists of net income (loss) and net unrealized gains and losses on investment securities available for sale and is presented in the consolidated statements of shareholders' equity and comprehensive income.

Reclassifications **-** Certain amounts previously reported have been reclassified to conform to the current presentation of these consolidated financial statements. These reclassifications had no effect on previously reported net loss or shareholders' equity.

Fair Values of Financial Instruments **-** The following methods and assumptions were used by the Company in estimating fair values of financial instruments recorded or disclosed in the financial statements.

Cash and Due from Banks: For these short-term instruments, the carrying amounts approximate their fair value.

Federal Funds Sold and Purchased: The carrying amounts of federal funds sold and purchased approximate their fair value due to their short maturities (generally daily maturities).

Investment Securities: Fair values for investment securities are based on quoted market prices, if a market exists. If no market exists, fair values are estimated based upon bids from securities dealers, trading of similar instruments or indices adjusted for known differences in security being valued and the security or index to which it is being compared.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FRB and FHLB Stock: No ready market exists for these stocks and they have no quoted market values. However, redemptions of these stocks historically have been at par value, therefore the cost basis is used as an estimate of their fair values.

Loans: For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated monthly maturities.

Advances from FHLB: Fair values for advances from FHLB are estimated using a discounted cash flow analysis, with interest rates currently being offered for remaining terms of the advances.

Accrued Interest Receivable and Payable and Drafts Outstanding: The carrying amounts of these items approximate their fair values due to the short period to settlement (three months or less).

Off-Balance Sheet Instruments: Fair values of off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The total fair value of such instruments is not material.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and, therefore, cannot be determined with precision. Changes in assumptions could affect these estimates significantly.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards - The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Those costs include, but are not limited to, the following: a) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract, b) costs to terminate a contract that is not a capital lease and c) costs to consolidate facilities or relocate employees. This Statement does not apply to costs associated with the retirement of a long-lived asset covered by FASB Statement No. 143, *Accounting for Asset Retirement Obligations*. A liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of this statement were adopted by the Company on January 1, 2003, with no impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The disclosure requirements are effective for interim and annual financial statements for periods ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. Adoption of this standard had no impact on the Company as the Company has no outstanding guarantees that fall under the scope of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), which addresses consolidation by business enterprises of variable interest entities. Under FIN 46, an enterprise that holds significant variable interest in a variable interest entity but is not the primary beneficiary is required to disclose the nature, purpose, size and activities of the variable interest entity, its exposure to loss as a result of the variable interest holder's involvement with the entity, and the nature of its involvement with the entity and date when the involvement began. The primary beneficiary of a variable interest entity is required to disclose the nature, purpose, size, and activities of the variable interest entity, the carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations, and any lack of recourse by creditors (or beneficial interest holders) of a consolidated variable interest entity to the general creditors (or beneficial interest holders). FIN 46 is effective for the first fiscal year or interim period beginning after June 15, 2003. Adoption of this standard had no impact on the Company as the Company held no interest in any variable interest entities that would fall under the scope of this statement.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of this standard had no impact on financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard had no impact on financial position or results of operations.

Other accounting standards that have been issued or proposed by the standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the FRB. At December 31, 2003 and 2002 these required reserves were met by vault cash.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities at December 31, 2003 and 2002 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003				
Available for sale:				
Federal agency obligations	$ 1,288,951	$ 856	$ 462	$ 1,289,345
Mortgage-backed securities	8,574,759	12,033	131,940	8,454,852
Collateralized mortgage obligations	963,432	608	19,345	944,695
Corporate bonds	2,297,419	194,360	-	2,491,779
Total available for sale	$ 13,124,561	$ 207,857	$ 151,747	$ 13,180,671
Held to maturity:				
Federal agency obligations	$ 199,362	$ 7,579	$ -	$ 206,941
Mortgage-backed securities	259,673	24,041	-	283,714
Corporate bonds	500,000	-	2,765	497,235
Total held to maturity	$ 959,035	$ 31,620	$ 2,765	$ 987,890
December 31, 2002				
Available for sale:				
Federal agency obligations	$ 717,456	$ 68,667	$ -	$ 786,123
Mortgage-backed securities	8,119,044	98,598	-	8,217,642
Collateralized mortgage obligations	1,143,371	43,099	-	1,186,470
Corporate bonds	2,294,724	251,351	-	2,546,075
Total available for sale	$ 12,274,595	$ 461,715	$ -	$ 12,736,310
Held to maturity:				
Federal agency obligations	$ 199,001	$ 10,054	$ -	$ 209,055
Mortgage-backed securities	587,649	63,963	-	651,612
Corporate bonds	500,000	10,555	-	510,555
Total held to maturity	$ 1,286,650	$ 84,572	$ -	$ 1,371,222

At December 31, 2003, there were securities with a fair value of $3,691,437 pledged as collateral for public deposits and securities with a fair value of $5,094,254 pledged as collateral for FHLB advances.

The Company had gross realized gains on sales of investment securities available for sale in the amount of $125,261 and $87,826 during the years ended December 31, 2003 and 2002, respectively. There were no other realized gains or losses during any period presented herein.

All of the Company's investments that were in an unrealized loss position at December 31, 2003 have been evaluated and deemed not to be other-than-temporarily impaired under the guidance of SFAS No. 115. This determination was made by consideration of the nature of the investments and the causal factors of the unrealized losses. In all cases, the principal cause of the decline in market value was due to the increase in market interest rates subsequent to purchase of the securities. All such investment securities have been in an unrealized loss position for a period of less than 12 months.

NOTE 3 - INVESTMENT SECURITIES (Continued)

Unrealized losses and fair values of investment securities that have been in an unrealized loss position for a period of less than 12 months by type of investment are as follows:

	Unrealized Losses	Fair Value
December 31, 2003		
Available for sale:		
Federal agency obligations	$ 462	$ 299,538
Mortgage-backed securities	131,940	6,049,381
Collateralized mortgage obligations	19,345	470,617
Total available for sale	151,747	6,819,536
Held to maturity – corporate bonds	2,765	497,235
Total	$ 154,512	$ 7,316,771

Amortized cost and fair value of securities available for sale and held to maturity at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year or less	$ 958,058	$ 946,734	$ 177,983	$ 194,462
Due after one through five years	7,469,658	7,623,827	280,267	295,336
Due after five through ten years	2,866,630	2,820,981	785	857
Due after ten years	1,830,215	1,789,129	500,000	497,235
Total investment securities	$ 13,124,561	$ 13,180,671	$ 959,035	$ 987,890

NOTE 4 - LOANS

Loans receivable at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Commercial	$10,839,018	$ 6,462,271
Real estate – construction	1,808,757	1,781,866
Real estate – mortgage	37,552,982	24,760,074
Consumer	7,904,374	5,474,605
	58,105,131	38,478,816
Less:		
Allowance for loan losses	725,527	492,000
Deferred loan fees, net	61,438	49,279
Net loans	$57,318,166	$37,937,537

NOTE 4 – LOANS (Continued)

The changes in the allowance for loan losses consisted of the following for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Balance, beginning of year	$ 492,000	$ 405,000	$ 292,277
Provision for loan losses	271,632	110,093	117,745
Loans charged off	(38,105)	(23,093)	(5,022)
Balance, end of year	$ 725,527	$ 492,000	$ 405,000

At December 31, 2003, the Company had loans totaling $536,100 that were in non-accrual status. Interest income that would have been recognized for the year ended December 31, 2003 had these non-accrual loans been current in accordance with their contractual terms amounted to $22,003. The amount of interest included in interest income on such loans for the year ended December 31, 2003 was $21,731. There were no non-accrual loans at December 31, 2002 and 2001.

Impaired loans at December 2003 and 2002 were as follows:

	2003	2002
Impaired loans:		
No valuation allowance required	$ 449,000	$ -
Valuation allowance required	463,000	-
	$ 912,000	$ -
Valuation allowance	$ 168,000	$ -

The average recorded investment in impaired loans was $955,496 for the year ended December 31, 2003. Interest income recognized on impaired loans in the year ended December 31, 2003 was $34,773. There were no impaired loans at December 31, 2002 and 2001.

Certain directors, executive officers and companies with which they are affiliated (collectively referred to as "insiders") are customers of and have banking transactions with the Bank in the ordinary course of business. Loans to insiders were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

Loan transactions with insiders during the years ended December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Balance, beginning of year	$ 2,405,706	$ 2,088,607
New loans	688,905	1,241,299
Less loan payments	142,922	924,200
Balance, end of year	$ 2,951,689	$ 2,405,706

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Land	$ 1,466,997	$ 1,466,997
Building and improvements	2,477,205	2,471,396
Furniture and equipment	869,904	724,789
	4,814,106	4,663,182
Less accumulated depreciation	613,425	430,362
Property and equipment, net	$ 4,200,681	$ 4,232,820

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $183,063, $162,918, and $156,935, respectively.

NOTE 6 - DEPOSITS

Deposit accounts at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Non-interest bearing deposits	$ 12,117,998	$ 4,877,681
Interest bearing deposits:		
Interest checking	4,650,485	3,332,544
Money market	13,254,094	17,279,741
Savings	931,551	564,582
Time, less than $100,000	12,640,640	10,707,188
Time, $100,000 and over	28,281,187	10,760,269
Total deposits	$ 71,875,955	$ 47,522,005

Deposits by insiders at December 31, 2003 and 2002 approximated $3,768,000 and $3,924,000, respectively.

Deposits from outside the Company's market area obtained through brokers amounted to $22,039,790 at December 31, 2003 (none at December 31, 2002).

At December 31, 2003 the scheduled maturities of time deposits were as follows:

2004	$35,738,708
2005	2,838,350
2006	2,344,769
Total time deposits	$ 40,921,827

NOTE 6 - DEPOSITS (Continued)

Interest expense by type of deposit account for the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Interest checking	$ 25,573	$ 30,452	$ 57,728
Money market	165,472	221,653	395,699
Savings	4,827	6,579	6,249
Time	686,015	602,785	830,964
Interest expense	$ 881,887	$ 861,469	$ 1,290,640

NOTE 7 - ADVANCES FROM FHLB

Advances from FHLB consisted of the following at December 31, 2003 and 2002:

	2003		2002	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Maturing Within:				
1 year	$ 1,250,000	2.65%	$ 975,000	2.03%
2 years	1,250,000	3.24	1,250,000	2.65
3 years	1,250,000	3.78	1,250,000	3.24
4 years	-	-	1,250,000	3.78
Outstanding at end of year	$ 3,750,000	3.22%	$ 4,725,000	2.98%

At December 31, 2003, all FHLB advances were at fixed rates with original maturities ranging from two to four years. Investment securities with a market value of approximately $5.1 million were pledged as collateral on the advances. At December 31, 2003, the Company had an approved credit limit of approximately $17.0 million, subject to the Company's ability to pledge qualifying collateral.

NOTE 8 - OTHER BORROWINGS

The following sets forth certain information about securities sold under agreements to repurchase during the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Balance outstanding at end of year	$ -	$ -	$4,854,000
Average balance for months outstanding	-	4,788,204	4,964,684
Maximum month-end balance during year	-	4,854,000	5,000,000
Average interest rate for months outstanding	-	2.37%	4.04%
Average interest rate at end of year	-	-%	2.50%
Investment securities underlying the agreements at year end:			
Carrying value	$ -	$ -	$5,000,000
Estimated fair value	-	-	4,984,400

The Company maintains federal funds lines of credit with correspondent banks to meet short-term liquidity needs. Advances under these agreements are unsecured and are limited to terms ranging from one to seven days. These banks have reserved the right to withdraw these lines at their option. At December 31, 2003, the Company had credit availability of $9,145,000 under these lines with no advances outstanding.

NOTE 9 - INCOME TAXES

The income tax effects of temporary differences in financial statement carrying values and the tax bases of assets and liabilities, as well as net operating loss carryforwards at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	**$ 368,977**	$ 435,879
Allowance for loan losses	**228,688**	153,285
Other	**33,870**	58,483
Total deferred tax assets before valuation allowance	**631,535**	647,647
Less valuation allowance	**45,903**	60,175
Total deferred tax assets	**585,632**	587,472
Deferred tax liabilities:		
Unrealized net gains on securities available for sale	**20,763**	170,836
Depreciation	**106,934**	98,267
Other	**33,500**	3,381
Total deferred tax liabilities	**161,197**	272,484
Net deferred tax asset	**$ 424,435**	$ 314,988

Net operating loss carryforwards expire in 2013 through 2016. The net deferred tax asset is included in other assets in the consolidated balance sheets.

NOTE 9 - INCOME TAXES (Continued)

The income tax provision (benefit) for the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Income taxes currently payable	$ 9,372	$ 1,700	$ -
Deferred income tax provision (benefit)	40,626	22,800	(94,806)
Income tax provision (benefit)	$ 49,998	$ 24,500	$ (94,806)

The provision for income taxes for the years ended December 31, 2003, 2002 and 2001 is reconciled to the amount of income tax computed at the federal statutory rate on income (loss) before income taxes as follows:

	2003		2002		2001	
Tax expense (benefit) at statutory rate	$46,169	34.0%	$21,090	34.0%	$(96,139)	34.0%
Increase (decrease) in taxes resulting from:						
State taxes, net of federal tax benefit	2,548	1.9	1,100	1.7	-	-
Expenses not deductible for tax purposes	15,553	11.4	2,310	3.8	6,947	(2.5)
Valuation allowance adjustment	(14,272)	(10.5)	-	-	(5,614)	2.0
Income tax provision (benefit)	$49,998	36.8%	$24,500	39.5%	$(94,806)	33.5%

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities arising from such litigation and claims will not be material to shareholders' equity or the results from operations.

The Company has entered into employment agreements with two executive officers which have initial terms of three years. The agreements specify the annual compensation of the officers, incentive compensation and other benefits. The agreements also provide that in the event the officers' employment is terminated or their position changed materially after a change in control, they are entitled to severance compensation in the amount of two times the sum of their base salary and their most recent bonus.

The Company has a contract for data processing services through April 2009. Costs under the contract are approximately $12,000 per month.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The same credit policies used for on balance sheet instruments are used in making commitments and conditional obligations.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2003, unfunded commitments to extend credit were $10,215,382 outstanding letters of credit were $120,093. At December 31, 2003, unfunded commitments consisted of $9,969,277 at variable rates and $246,105 at fixed rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Plan which covers all eligible employees. Participants may contribute up to 15% of eligible compensation, and the Company contributes a discretionary amount, determined annually. Both employee and employer contributions are subject to certain limitations. Contributions to the Plan amounted to $21,459, $17,450, and $14,950 in the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 13 - STOCK OPTIONS AND WARRANTS

The Company has a stock option plan for the benefit of the directors, officers and employees. Under terms of the Plan, the Board of Directors may grant options to purchase common stock ("options") of the Company aggregating up to 150,000 shares. Options issued under the plan have a term of 10 years and vest in equal installments over a five-year period.

The following is a summary of activity in the stock option plan for the years ended December 31, 2003, 2002 and 2001:

	2003		**2002**		**2001**	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding, beginning of year	**128,000**	**$ 8.22**	113,000	$ 8.35	133,000	$ 9.80
Granted	**13,500**	**9.35**	33,500	8.40	52,500	6.62
Forfeited	**(7,000)**	**9.29**	(18,500)	9.35	(72,500)	9.75
Outstanding, end of year	**134,500**	**8.27**	128,000	8.22	113,000	8.35
Options exercisable	**58,000**	**8.59**	37,100	8.95	21,500	9.92
Shares available for grant	**15,500**		22,000		37,000	

NOTE 13 - STOCK OPTIONS AND WARRANTS (Continued)

The following is a summary of stock options outstanding at December 31, 2003:

Year Issued	Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
1999	$10.00	34,500	5.6	$ 10.00	27,600	$ 10.00
2000	$ 7.38 - $10.00	6,500	6.7	9.39	3,900	9.39
2001	$ 6.60 - $ 6.88	52,500	7.7	6.61	21,000	6.61
2002	$ 7.88 - $ 9.42	27,500	8.3	8.49	5,500	8.49
2003	$ 9.35	13,500	9.4	9.35	-	-
	$ 6.60 - $10.00	134,500	7.4	$ 8.27	58,000	$ 8.59

Upon completion of the Company's 1999 stock offering, each of the Company's organizers received warrants to purchase 7,500 shares of common stock, or a total of 90,000 shares, at $10.00 per share. The warrants vested immediately and are exercisable through January 12, 2009.

As described in Note 1, the Company accounts for these stock compensation plans under the recognition and measurement principles of APB Opinion No. 25, and no stock-based employee compensation cost is reflected in net income (loss). The Company utilizes the Black-Scholes valuation model to determine the pro forma effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, which is disclosed in Note 1. The following assumptions were utilized in the application of the Black-Scholes model for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Dividend yield	**None**	None	None
Weighted average risk-free interest rate	**2.5%**	4.2%	5.9%
Expected volatility	**20.0%**	20.0%	5.0%
Expected life (years)	**5**	5	5

NOTE 14 - DIVIDENDS

Currently, the Company has no plans to initiate payment of cash dividends. It is anticipated that any future dividends paid by the Company would be dependent on the Bank's earnings, capital requirements, and financial condition, as it is anticipated that such dividends would be dependent upon dividends received by the Holding Company from the Bank. The Bank is restricted by banking regulations in its ability to pay dividends and must obtain regulatory approval prior to payment.

NOTE 15 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2003, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes Minimum		To be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(Amounts in $000)			
As of December 31, 2003						
Total capital (To risk weighted assets)	**$ 7,902**	**11.6%**	**$ 5,468**	**8.0%**	**$ 6,835**	**10.0%**
Tier 1 capital (To risk weighted assets)	**7,176**	**10.5**	**2,734**	**4.0**	**4,101**	**6.0**
Tier 1 capital (To average assets)	**7,176**	**9.4**	**3,041**	**4.0**	**3,801**	**5.0**
As of December 31, 2002						
Total capital (To risk weighted assets)	$ 7,586	15.5%	$ 3,923	8.0%	$ 4,904	10.0%
Tier 1 capital (To risk weighted assets)	7,094	14.5	1,962	4.0	2,942	6.0
Tier 1 capital (To average assets)	7,094	11.9	2,394	4.0	2,992	5.0

NOTE 16 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31, 2003 and 2002:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	**$ 2,605,113**	**$ 2,605,113**	$ 3,017,238	$ 3,017,238
Federal funds sold	**5,613,657**	**5,613,657**	3,342,348	3,342,348
Investment securities available for sale	**13,180,671**	**13,180,671**	12,736,310	12,736,310
Investment securities held to maturity	**959,035**	**987,890**	1,286,650	1,371,222
FRB stock	**220,650**	**220,650**	237,250	237,250
FHLB stock	**212,500**	**212,500**	250,000	250,000
Loans, net	**57,318,166**	**58,588,380**	37,937,537	39,396,498
Accrued interest receivable	**301,723**	**301,723**	251,725	251,725
Financial Liabilities:				
Deposits	**71,875,955**	**71,871,103**	47,522,005	47,677,172
Advances from FHLB	**3,750,000**	**3,813,143**	4,725,000	4,798,415
Drafts outstanding	**439,704**	**439,704**	2,289,560	2,289,560
Accrued interest payable	**144,055**	**144,055**	131,573	131,573

NOTE 17 - PARENT COMPANY INFORMATION

Following is condensed financial information of New Commerce BanCorp (parent company only) as of and for the periods indicated:

Condensed Balance Sheets

	December 31, 2003	December 31, 2002
Assets:		
Cash	**$ 598,487**	$ 251,188
Federal funds sold	**-**	-
Investment securities held to maturity	**459,035**	786,650
Investment in Bank	**7,211,061**	7,384,778
Property and equipment	**391,088**	404,531
Other assets	**9,696**	11,958
Total assets	**$ 8,669,367**	$ 8,839,105
Shareholders' equity	**$ 8,669,367**	$ 8,839,105

NOTE 17 - PARENT COMPANY INFORMATION (Continued)

Condensed Statements of Operations

	Years Ended December 31,		
	2003	**2002**	**2001**
Interest income	$ **50,738**	$ 56,790	$ 59,340
Non-interest income	**21,000**	19,250	15,313
Non-interest expense	**(65,421)**	(47,695)	(64,434)
Income before equity in undistributed net income of Bank	**6,317**	28,345	10,219
Income tax provision (benefit)	**2,338**	11,000	(1,804)
Net income before equity in undistributed net income of Bank	**3,979**	17,345	12,023
Equity in undistributed net income (loss) of Bank	**81,815**	20,183	(199,980)
Net income (loss)	$ **85,794**	$ 37,528	$ (187,957)

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2003	**2002**	**2001**
Operating Activities:			
Net income (loss)	$ **85,794**	$ 37,528	$ (187,957)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**13,443**	11,649	11,677
Decrease (increase) in other assets	**2,262**	14,449	(1,174)
Equity in undistributed net (income) loss of Bank	**(81,815)**	(20,183)	199,980
Net cash provided by operating activities	**19,684**	43,443	22,526
Investing Activities:			
Purchase of investment securities	**-**	(198,688)	-
Proceeds from principal prepayments on investment securities	**327,615**	132,550	118,325
Purchase of property and equipment	**-**	(12,103)	(25,898)
Net cash (used for) provided by investing activities	**327,615**	(78,241)	92,427
Net Increase (Decrease) in Cash and Cash Equivalents	**347,299**	(34,798)	114,953
Cash and Cash Equivalents, Beginning of Year	**251,188**	285,986	171,033
Cash and Cash Equivalents, End of Year	$ **598,487**	$ 251,188	$ 285,986

Corporate Information

OFFICERS

New Commerce BanCorp

Frank W. Wingate,
President and Chief Executive Officer

R. Lamar Simpson,
Senior Vice President and Chief Financial Officer

SENIOR OFFICERS

New Commerce Bank

Frank W. Wingate
President and Chief Executive Officer

Barry K. Aughtry
Senior Vice President, Commercial Lending

Thomas W. Hale
Senior Vice President and Senior Credit Officer

Bradley J. Schneider
Senior Vice President, Commercial Lending

R. Lamar Simpson
Senior Vice President and Chief Financial Officer

Carolyn Austin Herbert
Vice President, Retail Banking

Barbara L. Lewis
Vice President, Operations

Lisa K. Smith
Controller

Dwayne L. Stickler
Vice President, Commercial Lending

BOARD OF DIRECTORS

New Commerce BanCorp and New Commerce Bank

Marshall J. Collins, Jr., Chairman
Retired Chief Executive Officer and Chairman, BI-LO LLC

Richard W. Bailey
President, Bayco Development Company

Timothy A. Brett
President, Brett Public Relations, Inc.

Ralph S. Crawley
Retired President, Carter and Crawley, Inc.

G. Mitchell Gault
President, Kent-Gault Manufactured Homes

Tommy D. Greer
Chairman Emeritus, Catalina Marketing

Bobby L. Johnson
Real Estate Developer

Robert T. Kellett
Owner and Operator, Kellet's Korner, Tommy's Snack Bar and Kellet's Fuel Oil

Dennis O. Raines
Former President, Utility Partners of America

Frank W. Wingate
President and Chief Executive Officer, New Commerce Bank

OFFICES

New Commerce BanCorp

Corporate Office

501 New Commerce Court
Greenville, South Carolina 29607
(864) 297-6333

New Commerce Bank

Main Office

501 New Commerce Court
Greenville, South Carolina 29607
(864) 297-6333

Five Forks Office

1 Five Forks Plaza Court
Simpsonville, South Carolina 29681
(864) 297-6333

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of New Commerce BanCorp will be held at 4:00 p.m. on Wednesday, April 28, 2004 at New Commerce Bank, 501 New Commerce Court, Greenville, South Carolina. All shareholders are invited.

Shareholder Services

Shareholders seeking information regarding stock transfers, lost certificates, and address changes should contact the Company's Stock Transfer Agent:

SunTrust Bank, Atlanta
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476

Legal Counsel

Nelson, Mullins, Riley & Scarborough, L.L.P.
Poinsett Plaza
104 South Main Street
Greenville, South Carolina 29601

Independent Auditors

Elliott Davis, LLC
200 East Broad Street
Greenville, South Carolina 29601

Common Stock and Dividend Information

The common stock of New Commerce BanCorp is quoted on the OTC Bulletin Board under the symbol "NCBS.OB". For information contact:

Scott & Stringfellow, Inc.	Greenville, SC	(864) 233-3655
FIG Partners, LLC	Atlanta, GA	(866) 344-2657
Sterne, Agee & Leach, Inc.	Birmingham, AL	(800) 239-2408
E. E. Powell & Company, Inc.	Pittsburgh, PA	(800) 282-1940
Hill Thompson Magid & Co, Inc.	Jersey City, NJ	(201) 434-8100
Pershing Trading Company, L.P	Jersey City, NJ	(201) 413-3531
Schwab Capital Markets L.P	Jersey City, NJ	(201) 514-5140
Knight Equity Markets, L.P	New York, NY	(800) 232-3684
Monroe Securities, Inc.	Rochester, NY	(800) 766-5560
Wedbush Morgan Securities, Inc.	Los Angeles, CA	(213) 688-4450

As of February 27, 2004, New Commerce BanCorp had 1,000,000 shares outstanding and 433 shareholders of record (does not include the number of persons or entities that hold stock in nominee or "street" name).

To date, the Company has not paid cash dividends on its common stock and currently has no plans to do so in the future. The ability of the Company to pay cash dividends is dependent upon receiving cash dividends from the Bank. However, South Carolina and federal banking regulations restrict the amount of cash dividends that can be paid to the Company from the Bank.

The following table sets forth the high and low bid prices as quoted on the OTC Bulletin Board during the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not represent actual transactions.

	Years Ended December 31,			
	2003		2002	
	High	Low	High	Low
First quarter	$ 9.35	$9.15	$9.40	$7.05
Second quarter	$ 9.31	$9.17	$9.42	$8.11
Third quarter	$ 9.50	$9.31	$9.47	$9.10
Fourth quarter	$10.35	$9.40	$9.40	$9.00

Financial Information

A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting R. Lamar Simpson at the corporate address or from the Securities and Exchange Commission website at www.sec.gov.

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FDIC.

New Commerce Bank

864.297.6333
www.newcommercebank.com

Main Office
I-385 at East Butler Road
501 New Commerce Court
Greenville, SC 29607

Five Forks Office
Batesville Road at Woodruff Road
1 Five Forks Plaza Court
Simpsonville, SC 29681